40-33

AIM INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

04007438

February 9, 2004

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 17 2004
WASH. D.C. 155

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., A I M Management Group Inc., AMVESCAP PLC and the following persons:

INVESCO Stock Funds, Inc. 811-1474
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
AIM INVESCO S&P 500 Index Fund
INVESCO Small Cap Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Advantage Fund
INVESCO Balanced Fund
INVESCO European Fund
INVESCO Growth Fund
INVESCO High Yield Fund
INVESCO Growth & Income Fund
INVESCO International Blue Chip Value Fund
INVESCO Real Estate Opportunity Fund
INVESCO Select Fund
INVESCO Tax-Free Bond Fund
INVESCO Telecommunications Fund
INVESCO US Government Securities Fund
INVESCO Value Fund
AIM Stock Funds
AIM Stock Funds, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. (an investment adviser), A I M Management Group Inc., AMVESCAP PLC and the following persons, two copies of one pleading in *Robert S. Ballagh, Jr., Individually and on Behalf of All Others Similarly Situated v. INVESCO Funds Group, Inc., et al.*, received on or about February 3, 2004.

INVESCO Stock Funds, Inc.
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
AIM INVESCO S&P 500 Index Fund
INVESCO Small Cap Company Growth Fund

INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Advantage Fund
INVESCO Balanced Fund
INVESCO European Fund
INVESCO Growth Fund
INVESCO High Yield Fund
INVESCO Growth & Income Fund
INVESCO International Blue Chip Value Fund
INVESCO Real Estate Opportunity Fund
INVESCO Select Fund
INVESCO Tax-Free Bond Fund
INVESCO Telecommunications Fund
INVESCO US Government Securities Fund
INVESCO Value Fund
AIM Stock Funds
AIM Stock Funds, Inc.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO
2004 JAN 28 PM 1:59
GREGORY C. LANGHAM
CLERK
BY ______ DEP. CLK

CIVIL ACTION NO. 04-MK-0152 (PAC)

ROBERT S. BALLAGH, JR.,
Individually and On Behalf
of All Others Similarly Situated,

Plaintiff,

vs.

INVESCO FUNDS GROUP, INC.,
INVESCO STOCK FUNDS, INC.,
AIM MANAGEMENT GROUP, INC.,
AIM STOCK FUNDS,
AIM STOCK FUNDS, INC.,
AMVESCAP PLC,
INVESCO ADVANTAGE HEALTH SCIENCES FUND,
INVESCO CORE EQUITY FUND,
INVESCO DYNAMICS FUND,
INVESCO ENERGY FUND,
INVESCO FINANCIAL SERVICES FUND,
INVESCO GOLD & PRECIOUS METALS FUND,
INVESCO HEALTH SCIENCES FUND,
INVESCO INTERNATIONAL CORE EQUITY FUND,
INVESCO LEISURE FUND,
INVESCO MID-CAP GROWTH FUND,
INVESCO MULTI-SECTOR FUND,
INVESCO S&P 500 INDEX FUND,
INVESCO SMALL COMPANY GROWTH FUND,
INVESCO TECHNOLOGY FUND,
INVESCO TOTAL RETURN FUND,
INVESCO UTILITIES FUND,
INVESCO ADVANTAGE FUND,
INVESCO BALANCED FUND,
INVESCO EUROPEAN FUND,
INVESCO GROWTH FUND,
INVESCO HIGH-YIELD FUND,
INVESCO GROWTH & INCOME FUND,
INVESCO INTERNATIONAL BLUE CHIP VALUE FUND,
INVESCO REAL ESTATE OPPORTUNITY FUND,
INVESCO SELECT FUND,
INVESCO TAX-FREE BOND FUND
INVESCO TELECOMMUNICATIONS FUND

(Caption continues on next page)

INVESCO U.S. GOVERNMENT SECURITIES FUND,
INVESCO VALUE FUND,
EDWARD J. STERN,
CANARY INVESTMENT MANAGEMENT, LLC,
CANARY CAPITAL PARTNERS, LTD.,
CANARY CAPITAL PARTNERS, LLC, and
DOES 1 - 100,

Defendants.

CLASS ACTION COMPLAINT- JURY TRIAL DEMANDED

Plaintiff, Robert S. Ballagh, Jr. ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the Invesco Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of Invesco family of funds (as defined below), who purchased, held, or otherwise acquired shares between December 5, 1998 and November 24, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act

of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 771(a)(2), and 77(o)] and pursuant to §§ 34 and 36 of the Investment Company Act [15 U.S.C. §§ 80a-33 and 35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77w]; and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff, Robert S. Ballaugh Jr., bought and held shares in Invesco Dynamics Fund during the Class Period and has suffered damages as set forth in their certifications attached hereto and incorporated herein by reference, as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Invesco Funds Group, Inc. ("Invesco") is a registered investment adviser located in Denver, Colorado. Invesco manages the Invesco Family of Mutual Funds. Invesco maintains its principal place of business at 4350 South Monaco Street, Denver, Colorado.

8. Defendant AIM Management Group Inc. ("AIM") is a subsidiary of Amvescap, PLC, a leading independent global investment manager dedicated to helping people worldwide build their financial security. AIM in 1997 merged with Invesco and was a control person of Invesco during the Class Period. AIM maintains its principal place of business at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

9. Defendant Invesco Stock Funds, Inc. was the registrant of the Invesco Family of Mutual Funds. Invesco Stock Funds, Inc. maintains its principal place of business at 4350 South Monaco Street, Denver, Colorado.

10. Defendant AIM Stock Funds, Inc. was the registrant of the Invesco Family of Mutual Funds. AIM Stock Fund maintained its principal place of business at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

11. AIM Stock Funds is the successor to AIM Stock Funds, Inc. and the registrant of the Invesco Family of Mutual Funds. AIM Stock Fund maintains its principal place of business at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

12. Defendants Invesco Stock Funds, Inc., AIM Stock Funds, Inc. and AIM Stock Funds are collectively referred to as the "Fund Registrants."

13. Defendant Amvescap PLC ("Amvescap") is a London-based independent investment management group that provides an array of domestic, foreign and global investment products.

Amvescap is the parent company of both Invesco and AIM. It maintains offices in the United States at 1315 Peachtree Street, NE, Atlanta, Georgia 30309.

14. Defendants Invesco Advantage Health Sciences Fund, Invesco Core Equity Fund, Invesco Dynamics Fund, Invesco Energy Fund, Invesco Financial Services Fund, Invesco Gold & Precious Metals Fund, Invesco Health Sciences Fund, Invesco International Core Equity Fund, Invesco Leisure Fund, Invesco Mid-Cap Growth Fund, Invesco Multi-Sector Fund, Invesco S&P 500 Index Fund, Invesco Small Company Growth Fund, Invesco Technology Fund, Invesco Total Return Fund, Invesco Utilities Fund, Invesco Advantage Fund, Invesco Balanced Fund, Invesco European Fund, Invesco Growth Fund, Invesco High-Yield Fund, Invesco Growth & Income Fund, Invesco International Blue Chip Value Fund, Invesco Real Estate Opportunity Fund, Invesco Select Fund, Invesco Tax-Free Bond Fund, Invesco Telecommunications Fund, Invesco U.S. Government Securities Fund, Invesco Value Fund (collectively referred to as the "Invesco Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Invesco with its principal place of business located at 4350 South Monaco Street, Denver, Colorado.

15. Defendant Edward J. Stern ("Stern"), a resident of New York County, New York, is, and was at all relevant times, the Managing Principal of defendants Canary Capital Partners, LLC, Canary Capital Partners, Ltd. and Canary Investment Management, LLC (collectively, "Canary").

16. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

17. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

18. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey.

19. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between December 5, 1998 and November 24, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

21. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time

and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

22. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

23. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

24. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this fiction as a class action.

25. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) Whether defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS
BACKGROUND

26. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

27. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

28. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

29. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact,

the opposite was true: defendants sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

30. As a result of the "timing" of mutual funds, Canary and the Doe Defendants, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

31. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quickturnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

32. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit

that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

33. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Canary and Doe Defendants did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

34. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

35. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary and the Doe Defendants-- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

36. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

37. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

38. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

39. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Canary and the Doe Defendants assured the manager that he or she would collect management and other fees on the amount whether it was in the

target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

40. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

41. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE INVESCO FUNDS

42. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customer (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late

> trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

43. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, Invesco and Amvescap received inquiries and subpoenas for documents from those agencies.

44. On November 24, 2003, Invesco and Amvescap acknowledged that it allowed market-timing to occur in some of its funds. Additionally, Invesco and Amvescap stated that they may face charges from both the SEC and the Attorney General.

45. Moreover, Invesco stated that "exceptions were made" to its prospectus guidelines on market timing.

46. The actions of the defendants have harmed Plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused Plaintiff and members of the Class' shares to be diluted in value.

47. As such, defendants have breached their fiduciary duties to Plaintiff and the Class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting Canary and the Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

<u>THE INVESCO MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING</u>

48. The Invesco Mutual Funds' Prospectuses stated: "if a shareholder exceeds 4 exchanges per calendar year, or a fund or the distributor determines, in its sole discretion, that a shareholder's short-term trading activity is excessive (regardless of whether or not such shareholder exceeds such guidelines), it may, in its discretion, reject any additional purchase and exchange orders." (Emphasis added.)

49. Additionally, the Invesco Mutual Funds' Prospectuses state that excessive short-term trading activity in the funds' shares "may hurt the long-term performance of certain funds."

50. Given that Invesco allowed market timing of its funds to occur, its prospectuses were false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing Canary and the Doe Defendants to time its trading of the Invesco Funds shares; (b) that, pursuant to those agreements, Canary and the Doe Defendants regularly timed the Invesco Funds; (c) that, contrary to the representations in the Prospectuses, Invesco only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed Canary and the Doe Defendants to engage in trades that were disruptive to the efficient management of the Invesco Funds and/or increased the Invesco Funds' costs; thereby reducing the Invesco Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Canary and the Doe Defendants benefited financially at the expense of Invesco Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

51. The market for the Invesco Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to

disclose, the Invesco Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the Invesco Funds relying upon the integrity of the NAV for the Invesco Funds and market information relating to the Invesco Funds, and have been damaged thereby.

52. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the Invesco Funds, by allowing Canary and the Doe Defendants to time the Invesco Funds.

53. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

54. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Invesco Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statenents or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the Invesco Funds, their control over, and/or receipt and/or modification of the Invesco Funds allegedly materially misleading misstatements and/or their associations with the Invesco Funds which made them privy to confidential proprietary information concerning the Invesco Funds, participated in the fraudulent scheme alleged herein.

55. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds and into their own pockets.

56. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance:
Fraud-On-The-Market Doctrine

57. At all relevant times, the market for the Invesco Funds was an efficient market for the following reasons, among others:

(a) The Invesco Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the Invesco Funds filed periodic public reports with the SEC;

(c) The Invesco Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Invesco Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

58. As a result of the foregoing, the market for the Invesco Funds promptly digested current information regarding the Invesco Funds from all publicly available sources and reflected such information in the Invesco Funds' NAV. Under these circumstances, all purchasers of the Invesco Funds during the Class Period suffered similar injury through their purchase of the Invesco Funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

59. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE

FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT AGAINST THE FUND REGISTRANTS

1. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

60. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Plaintiff and other members of the Class against the Fund Registrants.

61. The Fund Registrants are the registrants for the Invesco Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. The Fund Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

62. Plaintiff was provided with the Invesco Prospectus and, similarly, prior to purchasing units of each of the other Invesco Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and other Class members purchased shares of the Invesco Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

63. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Invesco Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and

misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing Canary and the Doe Defendants to time its trading of the Invesco Funds' shares; (b) that, pursuant to those agreements, Canary and the Doe Defendants regularly timed the Invesco Funds; (c) that, contrary to the representations in funds' Prospectuses, the Invesco Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed Canary and the Doe Defendants to engage in trades that were disruptive to the efficient management of the Invesco Funds and/or increased the Invesco Funds' costs; thereby reducing the Invesco Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Canary and the Doe Defendants benefited financially at the expense of Invesco Funds' investors including Plaintiff and other members of the Class.

64. At the time they purchased the Invesco Funds' shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT AGAINST AMVESCAP, INVESCO, AND AIM AS CONTROL PERSONS

65. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

66. This Claim is brought pursuant to Section 15 of the Securities Act against Amvescap and AIM as a control persons of the Fund Registrants. It is appropriate to treat these defendants as a

group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Invesco Funds' public filings, press releases and other publications are the actions of Amvescap, Invesco and AIM.

67. The Fund Registrants are liable under Section 11 of the Securities Act as set forth herein.

68. Amvescap, Invesco, and AIM are a "control person" of the Fund Registrants within the meaning of Section 15 of the Securities Act, by virtue of their positions of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of the Invesco Funds, by virtue of their positions of control and authority over the Fund Registrants directly and indirectly, these defendants had the power and authority, and exercised the same, to cause the Fund Registrants to engage in the wrongful conduct complained of herein. The Fund Registrants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

69. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Amvescap, Invesco, and AIM are liable to Plaintiff and the other members of the Class for the Fund Registrants' primary violations of Section 11 of the Securities Act.

70. By virtue of the foregoing, Plaintiff and the other members of the Class are entitled to damages against Amvescap, Invesco, and AIM.

COUNT THREE
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

71. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

72. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase Invesco Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

73. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Invesco Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Invesco Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

74. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Invesco Funds operations, as specified herein.

75. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed

trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

76. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

77. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Invesco Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts, the market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed public statements by defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the Invesco Funds during the Class Period at distorted prices and were damaged thereby.

78. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the Invesco Funds' operations, which were not disclosed by defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other

interests during the Class Period, they would not have done so at the distorted prices which they paid.

79. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

80. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Invesco Funds' shares during the Class Period.

COUNT FOUR
FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT AGAINST AMVESCAP, AIM, INVESCO, AND THE FUND REGISTRANTS AS CONTROL PERSONS

81. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

82. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Amvescap as a control person of Invesco, AIM, the Fund Registrants, and the Invesco Funds; against Invesco as control person of the Fund Registrants and the Invesco Fund; against AIM as a control person of the Invesco, the Fund Registrants, and the Invesco Funds; and against the Fund Registrants as a control person of the Invesco Funds.

83. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Invesco Funds' public filings, press releases and other publications are the collective actions of Amvescap, AIM, and Invesco.

84. Amvescap, AIM, Invesco, and the Fund Registrants are controlling persons of the Invesco Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Invesco Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Amvescap, AIM, Invesco, and the Fund Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Invesco Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Amnvescap, AIM, Invesco, and the Fund Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

85. In particular, Amvescap, AIM, Invesco, and the Fund Registrants had direct and supervisory involvement in the operations of the Invesco Funds and, therefore, are presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

86. As set forth above, Amvescap, AIM, Invesco, and the Fund Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Amvescap, AIM, Invesco, and the Fund Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of Invesco Funds securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

87. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

88. This claim for relief is brought pursuant to Section 34(b) of the Investment Company Act of 1940 against defendants.

89. Under Section 34(b) of the Investment Company Act of 1940, it shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31 (a) [15 USCS § 80a-30(a)]. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

90. Here, defendants have made untrue statements of a material fact in their registration statements, application, report, account, record, and/or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)].

91. As such, Plaintiff and other Class members have been injured as a result of defendants' untrue statements, and defendants have violated Section 34(b) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

92. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

93. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

94. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to Plaintiff and other Class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

95. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Canary and the Doe Defendants to engage in timing of the Invesco Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and Class members.

96. Defendants engaged in such scheme to benefit only themselves and their affiliates by allowing Canary and the Doe Defendants to engage in timing of the Invesco Funds named herein in return for substantial fees and other income.

97. Defendants have breached the fiduciary duties it owes to Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

98. Plaintiff and other Class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SEVEN
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

99. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

100. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

101. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

102. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Canary and the Doe Defendants to engage in timing of the Invesco Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and Class members.

103. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Canary and the Doe Defendants to engage in timing of the Invesco Funds in return for substantial fees and other income.

104. Defendants have breached the fiduciary duties they owe to Plaintiff and other Class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Funds.

105. Plaintiff and other Class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT EIGHT

FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING AGAINST ALL DEFENDANTS

106. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

107. Plaintiff and the Class placed their trust and confidence in Amvescap, AIM, and Invesco to manage the assets they invested in the Invesco Funds.

108. Plaintiff and the Class reasonably expected that the defendants would honor its obligations to them by, among other things, observing the securities laws and honoring the representations made in the Invesco Funds' prospectuses.

109. The defendants aided and abetted by the other defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the Invesco Funds' Prospectuses for the benefit of the Invesco Funds and each of the other defendants.

110. Each of the defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

111. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

112. The defendants, aided and abetted by the other defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

113. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damages.

114. The defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

i. Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

ii. Awarding Plaintiff and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

iii. Awarding Plaintiff and the members of the Class pre judgment and post judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

iv. Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure Plaintiff and members of the Class have an effective remedy; and

v. Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Date: January 27, 2004

Respectfully submitted,

Plaintiff's Address:
6136 Natural Falls Dr
Ozark, MO 65721

By: ______________________
Charles W. Lilley
LILLEY & GARCIA LLP
1600 Stout Street # 1100
Denver, CO 80202
(303) 293-9800
Facsimile (303) 298-8975

Robert M. Roseman
Andrew D. Abramowitz
SPECTOR, ROSEMAN & KODROFF, P.C.
1818 Market Street
Suite 2500
Philadelphia, PA 19103
(215) 496-0300

Carol V. Gilden
Louis A. Kessler
MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
191 North Wacker Drive
Suite 1800
Chicago, IL 60606
(312) 521-2000

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Jonathan Gallo ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. I am the plaintiff in the Complaint, and make this certification pursuant to Section 101 of the Private Securities Litigation Reform Act of 1995, and as required by Section 21D(a)(2) of Title I of the Securities Exchange Act of 1934.

2. I have reviewed the foregoing complaint filed on my behalf and on behalf of all others similarly situated, and I authorized its filing.

3. I did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action arising under Title I of the Securities Exchange Act of 1934.

4. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

5. The following are all my transactions in Invesco Mutual Funds that are the subject of this action during the Class Period specified in the Complaint:

Fund Name	No. Of Sh. Purchased	Price Per Share	Date	Fund Name	No. Of Sh. Sold	Price Per Share	Date

Attached

6. As of the date of this Certification, I have sought to serve as a representative party on behalf of a class under Title I of the Securities Exchange Act of 1934 for the following:

(Please indicate any other class action cases in which you are or have been involved in during the prior three years.)

7. I agree not to accept any payment for serving as a representative party on behalf of the class beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

8. I make this Certification without waiver of any applicable privileges and without waiver of any right to challenge the necessity for, or the constitutionality of, this Certification, or to object to the filing of this Certification on any ground whatsoever.

I declare under penalty of perjury that the matters stated in this Certification are true to the best of my knowledge, information and belief.

Executed this 6th day of the month of January, ~~2003~~ 2004.

Jonathan Gallo

Jonathan Gallo

Investment Transactions
INV CORE EQUITY-MAUREEN'S TRUST

Date	Investment	Activity	C	Quantity	Price	Commission	Total
Month Ending 12/31/98							
12/11/98	INV CORE EQUITY	Reinvest Dividend		36.533	$14.53		530.83
12/11/98	INV CORE EQUITY	Reinvest S-Term CG Dist		94.746	$14.53		1,376.66
12/11/98	INV CORE EQUITY	Reinvest L-Term CG Dist		565.043	$14.53		8,210.08
Month Ending 3/31/99							
3/31/99	INV CORE EQUITY	Reinvest Dividend		36.539	$15.41		563.07
Month Ending 5/31/99							
5/28/99	INV CORE EQUITY	Reinvest Dividend		19.64	$15.85		311.30
Month Ending 8/31/99							
8/31/99	INV CORE EQUITY	Reinvest Dividend		28.557	$15.90		454.05
Month Ending 11/30/99							
11/30/99	INV CORE EQUITY	Reinvest Dividend		32.399	$15.17		491.49
11/30/99	INV CORE EQUITY	Reinvest S-Term CG Dist		93.722	$15.17		1,421.77
11/30/99	INV CORE EQUITY	Reinvest L-Term CG Dist		589.192	$15.17		8,938.05
Month Ending 12/31/99							
12/28/99	INV CORE EQUITY	Reinvest Dividend		2.703	$15.08		40.76
Month Ending 2/29/00							
2/29/00	INV CORE EQUITY	Reinvest Dividend		27.522	$14.53		399.90
Month Ending 5/31/00							
5/31/00	INV CORE EQUITY	Reinvest Dividend		24.955	$15.45		385.56
Month Ending 8/31/00							
8/31/00	INV CORE EQUITY	Reinvest Dividend		31.767	$16.40		520.98
Month Ending 11/30/00							
11/30/00	INV CORE EQUITY	Reinvest Dividend		48.417	$13.75		665.73
11/30/00	INV CORE EQUITY	Reinvest S-Term CG Dist		1.729	$13.75		23.78
11/30/00	INV CORE EQUITY	Reinvest L-Term CG Dist		702.561	$13.75		9,660.21
Month Ending 2/28/01							
2/28/01	INV CORE EQUITY	Reinvest Dividend		19.292	$13.72		264.68
Month Ending 5/31/01							
5/31/01	INV CORE EQUITY	Reinvest Dividend		30.638	$13.91		426.17
Month Ending 8/31/01							
8/31/01	INV CORE EQUITY	Reinvest Dividend		31.991	$12.55		401.49
Month Ending 11/30/01							
11/30/01	INV CORE EQUITY	Reinvest Dividend		32.664	$11.80		385.44
11/30/01	INV CORE EQUITY	Reinvest L-Term CG Dist		320.556	$11.80		3,782.56
Month Ending 2/28/02							
2/28/02	INV CORE EQUITY	Reinvest Dividend		28.359	$11.89		337.19
Month Ending 5/31/02							
5/31/02	INV CORE EQUITY	Reinvest Dividend		24.272	$11.60		281.56
Month Ending 10/31/02							
10/24/02	INV CORE EQUITY	Sell		2,000	$9.49		18,980.00

1/6/04

Investment Transactions
INV CORE EQUITY-MAUREEN'S TRUST

Date	Investment	Activity	C	Quantity	Price	Commission	Total
Month Ending 12/31/02							
12/3/02	INV CORE EQUITY	Sell		2,502.503	$9.99		25,000.00
12/10/02	INV CORE EQUITY	Sell		2,566.735	$9.74		25,000.00
12/26/02	INV CORE EQUITY	Sell		1,500	$9.68		14,520.00

INFORMATION REGARDING RELATED CASES IN THIS COURT

Case Number of action being filed: 04-MK-0152 (PAC)

Case Number of related case in this Court: 04-MK-0151 (PAC)

Judge assigned to related case: Marcia Krieger

Type of action of related case: Class Action

Status: Just filed

State reasons this case is related and should be assigned to the same judge: Same defendants and same subject matter

OTHER RELATED CASES:

OTHER COURT: STATE ( ) FEDERAL (x)
Name of Court: District of Colorado
Case Number: 03-N-2559
Judge assigned: Edward Nottingham
Status: unknown

OTHER COURT: STATE ( ) FEDERAL (x)
Name of Court: District of Colorado
Case Number: 03-CV-2456
Judge assigned: Edward Nottingham
Status: unknown

OTHER COURT: STATE ( ) FEDERAL (x)
Name of Court: District of Colorado
Case Number: 03-MK-2612
Judge assigned: Marcia Krieger
Status: unknown

OTHER COURT: STATE ( ) FEDERAL (x)

Name of Court: District of Colorado

Case Number: 03-CV-2182

Judge assigned: Marcia Krieger

Status: unknown

OTHER COURT: STATE ( ) FEDERAL (x)

Name of Court: District of Colorado

Case Number: 03-CV-2604

Judge assigned: Richard Matsch

Status: unknown

OTHER COURT: STATE ( ) FEDERAL (x)

Name of Court: District of Colorado

Case Number: 03-CV-2441

Judge assigned: Edward Nottingham

Status: unknown

Marcia S. Krieger

DECK TYPE: Judge Assignment

DATE STAMP: 01/29/2004 @ 08:55:23

CASE NUMBER 1:04CV00152

Patricia A. Coan

DECK TYPE: Magistrate Assignment

DATE STAMP: 01/29/2004 @ 08:56:57

CASE NUMBER 1:04CM00152

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO
2004 JAN 28 PM 1:59
GREGORY C. LANGHAM
CLERK
BY ______ DEP. CLK

CIVIL ACTION NO. 04-MK-0152 (PAC)

ROBERT S. BALLAGH, JR.,
Individually and On Behalf
of All Others Similarly Situated,

Plaintiff,

vs.

INVESCO FUNDS GROUP, INC.,
INVESCO STOCK FUNDS, INC.,
AIM MANAGEMENT GROUP, INC.,
AIM STOCK FUNDS,
AIM STOCK FUNDS, INC.,
AMVESCAP PLC,
INVESCO ADVANTAGE HEALTH SCIENCES FUND,
INVESCO CORE EQUITY FUND,
INVESCO DYNAMICS FUND,
INVESCO ENERGY FUND,
INVESCO FINANCIAL SERVICES FUND,
INVESCO GOLD & PRECIOUS METALS FUND,
INVESCO HEALTH SCIENCES FUND,
INVESCO INTERNATIONAL CORE EQUITY FUND,
INVESCO LEISURE FUND,
INVESCO MID-CAP GROWTH FUND,
INVESCO MULTI-SECTOR FUND,
INVESCO S&P 500 INDEX FUND,
INVESCO SMALL COMPANY GROWTH FUND,
INVESCO TECHNOLOGY FUND,
INVESCO TOTAL RETURN FUND,
INVESCO UTILITIES FUND,
INVESCO ADVANTAGE FUND,
INVESCO BALANCED FUND,
INVESCO EUROPEAN FUND,
INVESCO GROWTH FUND,
INVESCO HIGH-YIELD FUND,
INVESCO GROWTH & INCOME FUND,
INVESCO INTERNATIONAL BLUE CHIP VALUE FUND,
INVESCO REAL ESTATE OPPORTUNITY FUND,
INVESCO SELECT FUND,
INVESCO TAX-FREE BOND FUND
INVESCO TELECOMMUNICATIONS FUND

(Caption continues on next page)

INVESCO U.S. GOVERNMENT SECURITIES FUND,
INVESCO VALUE FUND,
EDWARD J. STERN,
CANARY INVESTMENT MANAGEMENT, LLC,
CANARY CAPITAL PARTNERS, LTD.,
CANARY CAPITAL PARTNERS, LLC, and
DOES 1 - 100,

Defendants.

CLASS ACTION COMPLAINT- JURY TRIAL DEMANDED

Plaintiff, Robert S. Ballagh, Jr. ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the Invesco Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of Invesco family of funds (as defined below), who purchased, held, or otherwise acquired shares between December 5, 1998 and November 24, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act

of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 771(a)(2), and 77(o)] and pursuant to §§ 34 and 36 of the Investment Company Act [15 U.S.C. §§ 80a-33 and 35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77w]; and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff, Robert S. Ballaugh Jr., bought and held shares in Invesco Dynamics Fund during the Class Period and has suffered damages as set forth in their certifications attached hereto and incorporated herein by reference, as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Invesco Funds Group, Inc. ("Invesco") is a registered investment adviser located in Denver, Colorado. Invesco manages the Invesco Family of Mutual Funds. Invesco maintains its principal place of business at 4350 South Monaco Street, Denver, Colorado.

8. Defendant AIM Management Group Inc. ("AIM") is a subsidiary of Amvescap, PLC, a leading independent global investment manager dedicated to helping people worldwide build their financial security. AIM in 1997 merged with Invesco and was a control person of Invesco during the Class Period. AIM maintains its principal place of business at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

9. Defendant Invesco Stock Funds, Inc. was the registrant of the Invesco Family of Mutual Funds. Invesco Stock Funds, Inc. maintains its principal place of business at 4350 South Monaco Street, Denver, Colorado.

10. Defendant AIM Stock Funds, Inc. was the registrant of the Invesco Family of Mutual Funds. AIM Stock Fund maintained its principal place of business at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

11. AIM Stock Funds is the successor to AIM Stock Funds, Inc. and the registrant of the Invesco Family of Mutual Funds. AIM Stock Fund maintains its principal place of business at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

12. Defendants Invesco Stock Funds, Inc., AIM Stock Funds, Inc. and AIM Stock Funds are collectively referred to as the "Fund Registrants."

13. Defendant Amvescap PLC ("Amvescap") is a London-based independent investment management group that provides an array of domestic, foreign and global investment products.

Amvescap is the parent company of both Invesco and AIM. It maintains offices in the United States at 1315 Peachtree Street, NE, Atlanta, Georgia 30309.

14. Defendants Invesco Advantage Health Sciences Fund, Invesco Core Equity Fund, Invesco Dynamics Fund, Invesco Energy Fund, Invesco Financial Services Fund, Invesco Gold & Precious Metals Fund, Invesco Health Sciences Fund, Invesco International Core Equity Fund, Invesco Leisure Fund, Invesco Mid-Cap Growth Fund, Invesco Multi-Sector Fund, Invesco S&P 500 Index Fund, Invesco Small Company Growth Fund, Invesco Technology Fund, Invesco Total Return Fund, Invesco Utilities Fund, Invesco Advantage Fund, Invesco Balanced Fund, Invesco European Fund, Invesco Growth Fund, Invesco High-Yield Fund, Invesco Growth & Income Fund, Invesco International Blue Chip Value Fund, Invesco Real Estate Opportunity Fund, Invesco Select Fund, Invesco Tax-Free Bond Fund, Invesco Telecommunications Fund, Invesco U.S. Government Securities Fund, Invesco Value Fund (collectively referred to as the "Invesco Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Invesco with its principal place of business located at 4350 South Monaco Street, Denver, Colorado.

15. Defendant Edward J. Stern ("Stern"), a resident of New York County, New York, is, and was at all relevant times, the Managing Principal of defendants Canary Capital Partners, LLC, Canary Capital Partners, Ltd. and Canary Investment Management, LLC (collectively, "Canary").

16. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

17. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

18. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey.

19. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between December 5, 1998 and November 24, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

21. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time

and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

22. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

23. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

24. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this fiction as a class action.

25. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) Whether defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS
BACKGROUND

26. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

27. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

28. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

29. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact,

the opposite was true: defendants sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

30. As a result of the "timing" of mutual funds, Canary and the Doe Defendants, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

31. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quickturnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

32. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit

that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

33. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Canary and Doe Defendants did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

34. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

35. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary and the Doe Defendants-- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

36. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

37. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

38. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

39. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Canary and the Doe Defendants assured the manager that he or she would collect management and other fees on the amount whether it was in the

target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

40. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

41. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE INVESCO FUNDS

42. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customer (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late

> trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

43. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, Invesco and Amvescap received inquiries and subpoenas for documents from those agencies.

44. On November 24, 2003, Invesco and Amvescap acknowledged that it allowed market-timing to occur in some of its funds. Additionally, Invesco and Amvescap stated that they may face charges from both the SEC and the Attorney General.

45. Moreover, Invesco stated that "exceptions were made" to its prospectus guidelines on market timing.

46. The actions of the defendants have harmed Plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused Plaintiff and members of the Class' shares to be diluted in value.

47. As such, defendants have breached their fiduciary duties to Plaintiff and the Class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting Canary and the Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE INVESCO MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

48. The Invesco Mutual Funds' Prospectuses stated: "if a shareholder exceeds 4 exchanges per calendar year, or a fund or the distributor determines, in its sole discretion, that a shareholder's short-term trading activity is excessive (regardless of whether or not such shareholder exceeds such guidelines), it may, in its discretion, reject any additional purchase and exchange orders." (Emphasis added.)

49. Additionally, the Invesco Mutual Funds' Prospectuses state that excessive short-term trading activity in the funds' shares "may hurt the long-term performance of certain funds."

50. Given that Invesco allowed market timing of its funds to occur, its prospectuses were false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing Canary and the Doe Defendants to time its trading of the Invesco Funds shares; (b) that, pursuant to those agreements, Canary and the Doe Defendants regularly timed the Invesco Funds; (c) that, contrary to the representations in the Prospectuses, Invesco only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed Canary and the Doe Defendants to engage in trades that were disruptive to the efficient management of the Invesco Funds and/or increased the Invesco Funds' costs; thereby reducing the Invesco Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Canary and the Doe Defendants benefited financially at the expense of Invesco Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

51. The market for the Invesco Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to

disclose, the Invesco Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the Invesco Funds relying upon the integrity of the NAV for the Invesco Funds and market information relating to the Invesco Funds, and have been damaged thereby.

52. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the Invesco Funds, by allowing Canary and the Doe Defendants to time the Invesco Funds.

53. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

54. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Invesco Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statenents or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the Invesco Funds, their control over, and/or receipt and/or modification of the Invesco Funds allegedly materially misleading misstatements and/or their associations with the Invesco Funds which made them privy to confidential proprietary information concerning the Invesco Funds, participated in the fraudulent scheme alleged herein.

55. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds and into their own pockets.

56. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance:
Fraud-On-The-Market Doctrine

57. At all relevant times, the market for the Invesco Funds was an efficient market for the following reasons, among others:

(a) The Invesco Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the Invesco Funds filed periodic public reports with the SEC;

(c) The Invesco Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Invesco Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

58. As a result of the foregoing, the market for the Invesco Funds promptly digested current information regarding the Invesco Funds from all publicly available sources and reflected such information in the Invesco Funds' NAV. Under these circumstances, all purchasers of the Invesco Funds during the Class Period suffered similar injury through their purchase of the Invesco Funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

59. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE

FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT AGAINST THE FUND REGISTRANTS

1. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

60. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Plaintiff and other members of the Class against the Fund Registrants.

61. The Fund Registrants are the registrants for the Invesco Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. The Fund Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

62. Plaintiff was provided with the Invesco Prospectus and, similarly, prior to purchasing units of each of the other Invesco Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and other Class members purchased shares of the Invesco Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

63. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Invesco Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and

misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing Canary and the Doe Defendants to time its trading of the Invesco Funds' shares; (b) that, pursuant to those agreements, Canary and the Doe Defendants regularly timed the Invesco Funds; (c) that, contrary to the representations in funds' Prospectuses, the Invesco Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed Canary and the Doe Defendants to engage in trades that were disruptive to the efficient management of the Invesco Funds and/or increased the Invesco Funds' costs; thereby reducing the Invesco Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Canary and the Doe Defendants benefited financially at the expense of Invesco Funds' investors including Plaintiff and other members of the Class.

64. At the time they purchased the Invesco Funds' shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT
AGAINST AMVESCAP, INVESCO, AND AIM AS CONTROL PERSONS

65. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

66. This Claim is brought pursuant to Section 15 of the Securities Act against Amvescap and AIM as a control persons of the Fund Registrants. It is appropriate to treat these defendants as a

group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Invesco Funds' public filings, press releases and other publications are the actions of Amvescap, Invesco and AIM.

67. The Fund Registrants are liable under Section 11 of the Securities Act as set forth herein.

68. Amvescap, Invesco, and AIM are a "control person" of the Fund Registrants within the meaning of Section 15 of the Securities Act, by virtue of their positions of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of the Invesco Funds, by virtue of their positions of control and authority over the Fund Registrants directly and indirectly, these defendants had the power and authority, and exercised the same, to cause the Fund Registrants to engage in the wrongful conduct complained of herein. The Fund Registrants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

69. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Amvescap, Invesco, and AIM are liable to Plaintiff and the other members of the Class for the Fund Registrants' primary violations of Section 11 of the Securities Act.

70. By virtue of the foregoing, Plaintiff and the other members of the Class are entitled to damages against Amvescap, Invesco, and AIM.

COUNT THREE
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

71. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

72. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase Invesco Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

73. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Invesco Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Invesco Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

74. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Invesco Funds operations, as specified herein.

75. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed

trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

76. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

77. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Invesco Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts, the market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed public statements by defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the Invesco Funds during the Class Period at distorted prices and were damaged thereby.

78. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the Invesco Funds' operations, which were not disclosed by defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other

interests during the Class Period, they would not have done so at the distorted prices which they paid.

79. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

80. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Invesco Funds' shares during the Class Period.

COUNT FOUR
FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT AGAINST AMVESCAP, AIM, INVESCO, AND THE FUND REGISTRANTS AS CONTROL PERSONS

81. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

82. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Amvescap as a control person of Invesco, AIM, the Fund Registrants, and the Invesco Funds; against Invesco as control person of the Fund Registrants and the Invesco Fund; against AIM as a control person of the Invesco, the Fund Registrants, and the Invesco Funds; and against the Fund Registrants as a control person of the Invesco Funds.

83. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Invesco Funds' public filings, press releases and other publications are the collective actions of Amvescap, AIM, and Invesco.

84. Amvescap, AIM, Invesco, and the Fund Registrants are controlling persons of the Invesco Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Invesco Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Amvescap, AIM, Invesco, and the Fund Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Invesco Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Amnvescap, AIM, Invesco, and the Fund Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

85. In particular, Amvescap, AIM, Invesco, and the Fund Registrants had direct and supervisory involvement in the operations of the Invesco Funds and, therefore, are presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

86. As set forth above, Amvescap, AIM, Invesco, and the Fund Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Amvescap, AIM, Invesco, and the Fund Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of Invesco Funds securities during the Class Period.

COUNT FIVE
VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

87. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

88. This claim for relief is brought pursuant to Section 34(b) of the Investment Company Act of 1940 against defendants.

89. Under Section 34(b) of the Investment Company Act of 1940, it shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31 (a) [15 USCS § 80a-30(a)]. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

90. Here, defendants have made untrue statements of a material fact in their registration statements, application, report, account, record, and/or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)].

91. As such, Plaintiff and other Class members have been injured as a result of defendants' untrue statements, and defendants have violated Section 34(b) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

92. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

93. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

94. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to Plaintiff and other Class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

95. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Canary and the Doe Defendants to engage in timing of the Invesco Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and Class members.

96. Defendants engaged in such scheme to benefit only themselves and their affiliates by allowing Canary and the Doe Defendants to engage in timing of the Invesco Funds named herein in return for substantial fees and other income.

97. Defendants have breached the fiduciary duties it owes to Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

98. Plaintiff and other Class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SEVEN
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

99. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

100. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

101. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

102. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Canary and the Doe Defendants to engage in timing of the Invesco Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and Class members.

103. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Canary and the Doe Defendants to engage in timing of the Invesco Funds in return for substantial fees and other income.

104. Defendants have breached the fiduciary duties they owe to Plaintiff and other Class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Funds.

105. Plaintiff and other Class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT EIGHT

FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING AGAINST ALL DEFENDANTS

106. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

107. Plaintiff and the Class placed their trust and confidence in Amvescap, AIM, and Invesco to manage the assets they invested in the Invesco Funds.

108. Plaintiff and the Class reasonably expected that the defendants would honor its obligations to them by, among other things, observing the securities laws and honoring the representations made in the Invesco Funds' prospectuses.

109. The defendants aided and abetted by the other defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the Invesco Funds' Prospectuses for the benefit of the Invesco Funds and each of the other defendants.

110. Each of the defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

111. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

112. The defendants, aided and abetted by the other defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

113. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damages.

114. The defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

i. Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

ii. Awarding Plaintiff and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

iii. Awarding Plaintiff and the members of the Class pre judgment and post judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

iv. Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure Plaintiff and members of the Class have an effective remedy; and

v. Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Date: January 27, 2004

Respectfully submitted,

Plaintiff's Address:
6136 Natural Falls Dr
Ozark, MO 65721

By: ______________________

Charles W. Lilley
LILLEY & GARCIA LLP
1600 Stout Street # 1100
Denver, CO 80202
(303) 293-9800
Facsimile (303) 298-8975

Robert M. Roseman
Andrew D. Abramowitz
SPECTOR, ROSEMAN & KODROFF, P.C.
1818 Market Street
Suite 2500
Philadelphia, PA 19103
(215) 496-0300

Carol V. Gilden
Louis A. Kessler
MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
191 North Wacker Drive
Suite 1800
Chicago, IL 60606
(312) 521-2000

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Jonathan Gallo ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. I am the plaintiff in the Complaint, and make this certification pursuant to Section 101 of the Private Securities Litigation Reform Act of 1995, and as required by Section 21D(a)(2) of Title I of the Securities Exchange Act of 1934.

2. I have reviewed the foregoing complaint filed on my behalf and on behalf of all others similarly situated, and I authorized its filing.

3. I did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action arising under Title I of the Securities Exchange Act of 1934.

4. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

5. The following are all my transactions in Invesco Mutual Funds that are the subject of this action during the Class Period specified in the Complaint:

Fund Name	No. Of Sh. Purchased	Price Per Share	Date	Fund Name	No. Of Sh. Sold	Price Per Share	Date
			Attached				

6. As of the date of this Certification, I have sought to serve as a representative party on behalf of a class under Title I of the Securities Exchange Act of 1934 for the following:

(Please indicate any other class action cases in which you are or have been involved in during the prior three years.)

7. I agree not to accept any payment for serving as a representative party on behalf of the class beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

8. I make this Certification without waiver of any applicable privileges and without waiver of any right to challenge the necessity for, or the constitutionality of, this Certification, or to object to the filing of this Certification on any ground whatsoever.

I declare under penalty of perjury that the matters stated in this Certification are true to the best of my knowledge, information and belief.

Executed this 6th day of the month of January, ~~2003~~ 2004.

[signature]
Jonathan Gallo

Investment Transactions
INV CORE EQUITY-MAUREEN'S TRUST

Date	Investment	Activity	C	Quantity	Price	Commission	Total
Month Ending 12/31/98							
12/11/98	INV CORE EQUITY	Reinvest Dividend		36.533	$14.53		530.83
12/11/98	INV CORE EQUITY	Reinvest S-Term CG Dist		94.746	$14.53		1,376.66
12/11/98	INV CORE EQUITY	Reinvest L-Term CG Dist		565.043	$14.53		8,210.08
Month Ending 3/31/99							
3/31/99	INV CORE EQUITY	Reinvest Dividend		36.539	$15.41		563.07
Month Ending 5/31/99							
5/28/99	INV CORE EQUITY	Reinvest Dividend		19.64	$15.85		311.30
Month Ending 8/31/99							
8/31/99	INV CORE EQUITY	Reinvest Dividend		28.557	$15.90		454.05
Month Ending 11/30/99							
11/30/99	INV CORE EQUITY	Reinvest Dividend		32.399	$15.17		491.49
11/30/99	INV CORE EQUITY	Reinvest S-Term CG Dist		93.722	$15.17		1,421.77
11/30/99	INV CORE EQUITY	Reinvest L-Term CG Dist		589.192	$15.17		8,938.05
Month Ending 12/31/99							
12/28/99	INV CORE EQUITY	Reinvest Dividend		2.703	$15.08		40.76
Month Ending 2/29/00							
2/29/00	INV CORE EQUITY	Reinvest Dividend		27.522	$14.53		399.90
Month Ending 5/31/00							
5/31/00	INV CORE EQUITY	Reinvest Dividend		24.955	$15.45		385.56
Month Ending 8/31/00							
8/31/00	INV CORE EQUITY	Reinvest Dividend		31.767	$16.40		520.98
Month Ending 11/30/00							
11/30/00	INV CORE EQUITY	Reinvest Dividend		48.417	$13.75		665.73
11/30/00	INV CORE EQUITY	Reinvest S-Term CG Dist		1.729	$13.75		23.78
11/30/00	INV CORE EQUITY	Reinvest L-Term CG Dist		702.561	$13.75		9,660.21
Month Ending 2/28/01							
2/28/01	INV CORE EQUITY	Reinvest Dividend		19.292	$13.72		264.68
Month Ending 5/31/01							
5/31/01	INV CORE EQUITY	Reinvest Dividend		30.638	$13.91		426.17
Month Ending 8/31/01							
8/31/01	INV CORE EQUITY	Reinvest Dividend		31.991	$12.55		401.49
Month Ending 11/30/01							
11/30/01	INV CORE EQUITY	Reinvest Dividend		32.664	$11.80		385.44
11/30/01	INV CORE EQUITY	Reinvest L-Term CG Dist		320.556	$11.80		3,782.56
Month Ending 2/28/02							
2/28/02	INV CORE EQUITY	Reinvest Dividend		28.359	$11.89		337.19
Month Ending 5/31/02							
5/31/02	INV CORE EQUITY	Reinvest Dividend		24.272	$11.60		281.56
Month Ending 10/31/02							
10/24/02	INV CORE EQUITY	Sell		2,000	$9.49		18,980.00

Investment Transactions
INV CORE EQUITY-MAUREEN'S TRUST

Date	Investment	Activity	C	Quantity	Price	Commission	Total
Month Ending 12/31/02							
12/3/02	INV CORE EQUITY	Sell		2,502.503	$9.99		25,000.00
12/10/02	INV CORE EQUITY	Sell		2,566.735	$9.74		25,000.00
12/26/02	INV CORE EQUITY	Sell		1,500	$9.68		14,520.00

INFORMATION REGARDING RELATED CASES IN THIS COURT

Case Number of action being filed: 04-MK-0152 (PAC)

Case Number of related case in this Court: 04-MK-0151 (PAC)

Judge assigned to related case: Marcia Krieger

Type of action of related case: Class Action

Status: Just filed

State reasons this case is related and should be assigned to the same judge: Same defendants and same subject matter

OTHER RELATED CASES:

OTHER COURT: STATE ( ) FEDERAL (x)
Name of Court: District of Colorado
Case Number: 03-N-2559
Judge assigned: Edward Nottingham
Status: unknown

OTHER COURT: STATE ( ) FEDERAL (x)
Name of Court: District of Colorado
Case Number: 03-CV-2456
Judge assigned: Edward Nottingham
Status: unknown

OTHER COURT: STATE ( ) FEDERAL (x)
Name of Court: District of Colorado
Case Number: 03-MK-2612
Judge assigned: Marcia Krieger
Status: unknown

(Rev. 04/15/02)

OTHER COURT: STATE ( ) FEDERAL (x)

Name of Court: District of Colorado

Case Number: 03-CV-2182

Judge assigned: Marcia Krieger

Status: unknown

OTHER COURT: STATE ( ) FEDERAL (x)

Name of Court: District of Colorado

Case Number: 03-CV-2604

Judge assigned: Richard Matsch

Status: unknown

OTHER COURT: STATE ( ) FEDERAL (x)

Name of Court: District of Colorado

Case Number: 03-CV-2441

Judge assigned: Edward Nottingham

Status: unknown

Marcia S. Krieger

DECK TYPE: Judge Assignment

DATE STAMP: 01/29/2004 @ 08:55:23

CASE NUMBER 1:04CV00152

Patricia A. Coan

DECK TYPE: Magistrate Assignment

DATE STAMP: 01/29/2004 @ 08:56:57

CASE NUMBER 1:04CM00152